

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

Re: SAG Holdings Ltd
Registration Statement on Form F-1
Filed October 7, 2022
File No. 333-267771

Dear Ivy Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed October 7, 2022

Capitalization and Indebtedness, page 30

1. Please revise to present the statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of this filing. Refer to Item 3.B of Form 20-F.

Index to Audited Consolidated Financial Statements, page F-1

2. Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Joilene Wood